SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

RESOURCE REAL ESTATE INVESTORS 7, L.P.
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC.
AND MACKENZIE CAPITAL MANAGEMENT, LP

(Bidders)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

none or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,000,000	$100.70

*	For purposes of calculating the filing fee only. Assumes the purchase of 400,000 Units at a purchase price equal to $2.50 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $100.70
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Realty Capital, Inc.
Date Filed: January 21, 2016

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1. TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MacKenzie Realty Capital, Inc. (collectively the "Purchasers") to purchase up to 200,000 Units of limited partnership interest (the "Units") in Resource Real Estate Investors 7, L.P. (the "Partnership"), the subject company, at a purchase price equal to $5.00 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 21, 2016 (the "Offer Date") and the related Assignment Form.

This Amendment amends the offer to lower the purchase price to $2.50 per Unit and increase the number of Shares offering to be purchased to 400,000, or 12.24% of all outstanding shares.  No Shares have yet been tendered.

After filing the initial Schedule TO, the Purchasers became aware that the Partnership is not current on its public filing obligations. On December 1, 2015, the Partnership sold one of its 5 remaining properties—its second most valuable property—and made a distribution to limited partners of $6.3 million, 93% of which was a return of capital, but has not yet publicly disclosed this fact.  This of course causes a substantial diminution of the remaining value of the Partnership.

Further, the Purchasers became aware of further material financial information not publicly filed by the Partnership—the fact that the Partnership publishes a "net asset value" and that after the distribution mentioned above, the net asset value decreased to $5.54 per Unit.  The Purchasers are unaware of any previous, undisclosed general partner valuations, so the Purchasers do not know what the value was previously.

Item 12.                          Exhibits.

(a)(1)	Offer to Purchase dated January 21, 2016*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Unit holders dated January 21, 2016*
(a)(4)	Form of advertisement in Investor's Business Daily*
(a)(5)	Revised Assignment Form dated January 26, 2016

(a)(6)	Revised Letter to Unit Holders dated January 26, 2016
*Previously filed on January 21, 2016

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            January 26, 2016

MacKenzie Realty Capital, Inc.

By:	/s/ Chip Patterson
Chip Patterson, Secretary